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                            EXHIBIT 1

MORRISON KNUDSEN CORPORATION
                                                     NEWS RELEASE

Morrison Knudsen Plaza/P. O. Box 73
Boise, Idaho  83729
Telex:  368439/Phone:  (208) 386-5387
Fax:  (208) 386-5065             For Further Information Contact:
                                         Corporate Communications

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FOR RELEASE:

                         April 26, 1994

   MK RAIL CORPORATION OFFERS 6 MILLION SHARES OF COMMON STOCK

     BOISE, IDAHO -- Morrison Knudsen Corporation's wholly owned subsidiary - MK Rail Corporation - announced today the initial public offering of 6 million shares of common stock to be sold at $16.00 per share. The stock's trading symbol is MKRL and is traded on the NASDAQ.
     The offering, managed by Morgan Stanley & Co. Incorporated and CS First Boston Corporation, consists of 6 million shares and grants underwriters an option to purchase an additional 900,000 shares of common stock to cover over-allotments. When the offering is completed, Morrison Knudsen Corporation will own 11,149,000 shares of MK Rail common stock, or approximately 65 percent of the total outstanding shares, assuming the over-allotment option is not exercised.
     Proceeds of the offering will be used to retire debt and for general corporate purposes. MK announced in February that MK Rail had filed a registration statement with the Securities and Exchange Commission for the initial public offering.
     MK Rail remanufactures locomotives, manufactures new high technology locomotives, designs, manufactures and distributes locomotive component parts, and provides locomotive fleet maintenance services to the railroad industry. The company provides its products and services to freight and passenger railroads, including every Class I railroad in North America, many metropolitan transit and commuter rail authorities and Amtrak. The company offers a full range of locomotive services and currently serves customers in 37 countries around the world.
     MK Rail operates 12 manufacturing and distribution facilities in the United States, as well as facilities in Argentina and Australia and employs 2,357 people.
     Morrison Knudsen chairman, president and chief executive officer, William J. Agee, will also serve as chairman of the board and chief executive officer of MK Rail. Michael J. Farrell, president and chief executive officer of MK's Pittsburgh-based Motor Coils Manufacturing Company, has been named president and chief operating officer of MK Rail and Thomas J. Smith, former president of MK's Rail Systems Group, has been named chairman and CEO of MK Rail's Latin American operations.
     A copy of the prospectus relating to the common stock offering may be obtained from Morgan Stanley & Company, Inc., 1251 Avenue of the Americas, New York, New York 10020.
     Morrison Knudsen Corporation (MRN-NYSE) serves the international transportation, construction, mining, environmental, industrial and power markets as an engineer, contractor and manufacturer, offering complete development, operations and financial services.

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